UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Corriente Resources Inc.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
22027E409
(CUSIP Number)
Guobin HU
Tongling Nonferrous Metals Group Holdings Co., Ltd.
Changjiang West Road
Tongling 244001, Anhui Province
People’s Republic of China
Telephone: +86 562 5860046

and

Dongna HE
China Railway Construction Corporation Limited
No. 40, Fuxing Road
Beijing 100855
People’s Republic of China
Telephone: +86 10 52688103

and

Guobin HU
CRCC-Tongguan Investment Co., Ltd.
c/o Tongling Nonferrous Metals Group Holdings Co., Ltd.
Changjiang West Road
Tongling 244001, Anhui Province
People’s Republic of China
Telephone: +86 562 5860046

Copies to:

Darren W.T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 28, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22027E409

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Tongling Nonferrous Metals Group Holdings Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO;WC; BK (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,429,541*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

9,429,541*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,429,541*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Beneficial ownership of 9,429,541 Common Shares (as defined below) referred to in Rows (8), (10) and (11) (including 2,005,000 Common Shares of which the Reporting Persons (as defined below) may acquire beneficial ownership within sixty days of December 28, 2009 through the exercise of Options held by the Locked-Up Shareholders (as defined below)) is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 9,429,541 Common Shares referred to in Rows (8), (10) and (11) for purposes of Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 75,349,893 Common Shares issued and outstanding as of December 28, 2009 as represented in the Support Agreement described in Item 4 hereof.

CUSIP No.	22027E409

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). China Railway Construction Corporation Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO; WC; BK (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,429,541*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

9,429,541*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,429,541*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Beneficial ownership of 9,429,541 Common Shares referred to in Rows (8), (10) and (11) (including 2,005,000 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of December 28, 2009 through the exercise of Options held by the Locked-Up Shareholders) is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 9,429,541 Common Shares referred to in Rows (8), (10) and (11) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 75,349,893 Common Shares issued and outstanding as of December 28, 2009 as represented in the Support Agreement described in Item 4 hereof.

CUSIP No.	22027E409

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). CRCC-Tongguan Investment Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO; WC; BK (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,429,541*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

9,429,541*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,429,541*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Beneficial ownership of 9,429,541 Common Shares referred to in Rows (8), (10) and (11) (including 2,005,000 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of December 28, 2009 through the exercise of Options held by Locked-Up Shareholders) is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 9,429,541 Common Shares referred to in Rows (8), (10) and (11) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 75,349,893 Common Shares issued and outstanding as of December 28, 2009 as represented in the Support Agreement described in Item 4 hereof.

Item 1.     Security and Issuer
     This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Corriente Resources Inc., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer”). The principal executive offices of the Issuer are located at 520-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6.
Item 2.     Identity and Background
     This Schedule 13D is being jointly filed by Tongling Nonferrous Metals Group Holdings Co., Ltd., a corporation incorporated under the laws of the People’s Republic of China (“Tongling”), China Railway Construction Corporation Limited, a corporation incorporated under the laws of the People’s Republic of China (“CRCC”), and CRCC-Tongguan Investment Co., Ltd., a corporation incorporated under the laws of the People’s Republic of China (the “Offeror” and, together with Tongling and CRCC, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 99.1 hereto. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 hereof. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.
     Tongling, a state-owned corporation existing under the laws of the People’s Republic of China, is an integrated mining conglomerate, primarily engaged in copper mining, mineral processing, smelting and refining and copper products processing, as well as trade, scientific research and design, machine building, construction and installation, shaft and drift construction and other businesses. The address of the principal place of business and office of Tongling is Changjiang West Road, Tongling 244001, Anhui Province, People’s Republic of China.
     CRCC, a state-owned, public corporation existing under the laws of the People’s Republic of China, is a large integrated construction enterprise, the activities of which comprise construction, survey, design and consultancy, manufacturing, logistics and goods and materials trade, capital investment operations and real estate development, among other things. The address of the principal place of business and office of CRCC is No. 40, Fuxing Road, Beijing 100855, People’s Republic of China.
     The Offeror is jointly owned by Tongling and CRCC. Each of Tongling and CRCC directly owns 50% of the Offeror’s equity. The Offeror was incorporated under the laws of the People’s Republic of China on December 10, 2009. The Offeror has not carried on any material business or activity prior to the date hereof other than in connection with matters directly related to the transactions described in Item 4 hereof. The address of the registered and principal office of the Offeror is Economic and Technological Development Zone, Tongling 244000, Anhui Province, People’s Republic of China.
     The name, citizenship, occupation and principal business address of each director and executive officer of each Reporting Person are listed in Schedule I hereto (the “Schedule I Persons”).
     During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.     Source and Amount of Funds or Other Consideration
     As more fully described in Item 4 hereof, the Locked-Up Shareholders (as defined below) have entered into the Lock-Up Agreements (as defined below) to induce the Reporting Persons to enter into the Support Agreement (as defined below) described in Item 4 hereof. The Locked-Up Shareholders together are the record and/or beneficial owners of 9,429,541 Common Shares (including 2,005,000 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of December 28, 2009 through the exercise of options of the Issuer (“Options”) held by the Locked-Up Shareholders). Except as described below, the transactions contemplated by the Lock-Up Agreements (which are the reasons the Reporting Persons may be deemed to be beneficial owners of all such Common Shares) are not expected to require the expenditure of any funds.
     As more fully described in Item 4 hereof, the Reporting Persons have entered into the Support Agreement, pursuant to which the Reporting Persons will make the Offer (as defined below). The Reporting Persons estimate that, if the Offeror acquires all of the Common Shares (on a fully-diluted basis), the total cash amount required to acquire such Common Shares will be approximately Cdn$679 million. The Offeror currently intends to use cash on hand and bank financing (to be arranged prior to the expiration of the Offer) to fund the aggregate cost of the acquisition of such Common Shares. CRCC and Tongling will provide financial support to the Offeror and guarantees in connection with such bank financing in proportion to their respective shareholdings in the Offeror.
Item 4.     Purpose of Transaction
     On December 28, 2009, the Reporting Persons entered into a Support Agreement (the “Support Agreement”) with the Issuer. Subject to the terms and conditions set forth in the Support Agreement, the Offeror agreed in the Support Agreement to make an offer no later than 11:59 p.m. (Vancouver time) on February 1, 2010 (subject to extension in certain circumstances) to purchase all of the outstanding Common Shares, including Common Shares issuable upon the exercise of Options held by the Locked-Up Shareholders, at a price of Cdn$8.60 in cash per Common Share (the “Offer”). Pursuant to the Support Agreement, Tongling and CRCC have unconditionally and irrevocably covenanted, jointly and severally, to cause the due and punctual performance by the Offeror of each of the Offeror’s obligations arising under the Support Agreement.
     The Support Agreement also provides for, among other things, the following:
•	If, within four months after the making of the Offer by the Offeror, the Offer has been accepted by persons, who, in the aggregate, hold at least 90% of the outstanding Common Shares as at the expiry time of the Offer, the Offeror will, to the extent possible, acquire the remainder of the Common Shares from the Issuer’s shareholders who have not accepted the Offer pursuant to a compulsory acquisition under the laws of British Columbia.

•	If the Offeror takes up and pays for such number of Common Shares under the Offer that, together with the Common Shares held by the Offeror and any of its nominees and affiliates, is equal to at least 66 2/3% of the outstanding Common Shares as at the expiry time of the Offer, and a compulsory acquisition under the laws of British Columbia is not available, the Offeror will use its commercially reasonable efforts to acquire the balance of the Common Shares as soon as practicable, and in any event within 120 days of the expiry time of the Offer, by way of a statutory arrangement, amalgamation, amendment to articles, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions carried out for consideration per Common Share of not less than Cdn$8.60.
•	In the event the Offeror takes up and pays for under the Offer, or otherwise acquires, such number of Common Shares that, together with the Common Shares held by the Offeror and any of its nominees and affiliates, is equal to at least a simple majority of the outstanding Common Shares, the Issuer will assist the Offeror in connection with any proposed compulsory acquisition or subsequent acquisition transaction such that the Offeror may, in its sole discretion, undertake to pursue to acquire the balance of the Common Shares, provided that the consideration per Common Share offered in connection with such transaction is not less than Cdn$8.60.
     The Support Agreement does not prohibit the Offeror or any of its affiliates from acquiring, directly or indirectly, additional Common Shares in the open market or in privately negotiated transactions or otherwise in accordance with applicable securities laws. Canadian and U.S. securities laws provide for certain limits on such acquisitions.
     The Offeror currently intends to assign its rights and obligations under the Support Agreement to a direct or indirect wholly-owned subsidiary of the Offeror to be incorporated under the laws of British Columbia (the “BC Offeror”). The Offeror intends to satisfy its obligations under the Support Agreement in respect of the making of the Offer and the acquisition of Common Shares by causing the BC Offeror to make the Offer and acquire Common Shares in accordance with the Support Agreement.
     The Offer will expire not earlier than 5:00 p.m. (Vancouver time) on the 36th day after the Offer circular is mailed to all registered holders of Common Shares and Options, unless extended or withdrawn.
     After the consummation of all of the transactions contemplated by the Support Agreement (including a compulsory acquisition or subsequent acquisition transaction, as the case may be), the Reporting Persons will beneficially own the entire equity interest in the Issuer and the Issuer will be an indirect wholly-owned subsidiary of the Offeror and a direct wholly-owned subsidiary of the BC Offeror.
     Simultaneously with the execution and delivery of the Support Agreement, the Offeror entered into a Lock-Up Agreement (each a “Lock-Up Agreement”, and collectively, the “Lock-Up Agreements”) on December 28, 2009 with each of Daniel Carriere, Richard Clark, Anthony

Holler, Darryl Jones, Ross McDonald, Dale Peniuk, Kenneth Shannon and David Unruh (each a “Locked-Up Shareholder”, and collectively, the “Locked-Up Shareholders”). Each Locked-Up Shareholder executed a Lock-Up Agreement substantially identical to the Form of Lock-Up Agreement attached hereto as Exhibit 99.3. Pursuant to the Lock-Up Agreements, each Locked-Up Shareholder has agreed, among other things, to (a) accept the Offer, (b) validly deposit or cause to be deposited under the Offer, and not withdraw or cause to be withdrawn, subject to certain exceptions, all of the Common Shares currently owned or controlled by such Locked-Up Shareholder, and (c) exercise all of the Options currently owned by such Locked-Up Shareholder and accept the Offer and validly deposit or cause to be deposited under the Offer, and not withdraw or cause to be withdrawn, the Common Shares issued upon the exercise of such Options. The aggregate number of Common Shares covered as of December 28, 2009 by the Lock-Up Agreements, including Common Shares receivable upon exercise of Options held by the Locked-Up Shareholders, is 9,429,541, or approximately 14.8% of the issued outstanding Common Shares.
     The Locked-Up Shareholders have agreed not to withdraw their deposited Common Shares from the Offer during the term of the Lock-Up Agreement other than pursuant to the termination provisions of the Lock-Up Agreement described below, which include the right of Locked-Up Shareholders to terminate the Lock-Up Agreement in the event that the Support Agreement is terminated in accordance with its terms by the Issuer.
     Each Locked-Up Shareholder has agreed, among other things, that it will (a) immediately cease and cause to be terminated any existing solicitation, discussion or negotiation, if any, with any person (other than the Offeror or its affiliates or representatives) with respect to any Acquisition Proposal (as defined below) or potential Acquisition Proposal, whether or not initiated by such Locked-Up Shareholder; (b) not, directly or indirectly, make, solicit, assist, initiate, encourage or otherwise facilitate any inquiry, proposal or offer regarding any Acquisition Proposal, engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person (other than the Offeror or its affiliates or representatives) to make or complete any Acquisition Proposal or accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; (c) not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Common Shares currently owned or controlled by such Locked-Up Shareholder or issuable upon exercise of Options by such Locked-Up Shareholder, or any right or interest in such Common Shares; (d) not grant or agree to grant any proxy, power of attorney or other right to vote the Common Shares currently owned or controlled by such Locked-Up Shareholder or issuable upon exercise of Options by such Locked-Up Shareholder, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approval of any kind with respect to any of the Common Shares currently owned or controlled by such Locked-Up Shareholder or issuable upon exercise of Options by such Locked-Up Shareholder; and (e) not do indirectly that which it may not do directly by the terms of the Lock-Up Agreement or take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the Offer.

     “Acquisition Proposal” means, other than the transactions contemplated by the Support Agreement, any offer, proposal, expression of interest, or inquiry from any person (other than the Offeror or any of its affiliates) made after December 28, 2009 relating to: (a) any acquisition or sale, direct or indirect, of: (i) the assets of the Issuer and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Issuer and its subsidiaries taken as a whole; or (ii) 20% or more of any voting or equity securities of the Issuer or any of the subsidiaries of the Issuer whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Issuer and its subsidiaries; (b) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of the Issuer; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Issuer or any of the subsidiaries of the Issuer whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Issuer and its subsidiaries.
     In addition to the foregoing covenants, each Locked-Up Shareholder has agreed that it will (a) promptly notify the Offeror of any proposal, inquiry, offer or request (or any amendment thereto) constituting, relating to or which could reasonably be expected to lead to an Acquisition Proposal, any request that it receives for discussions or negotiations relating to or which could reasonably be expected to lead to an Acquisition Proposal, any request that it receives for non-public information relating to the Issuer, any subsidiary of the Issuer or any mineral right or property of the Issuer or any request for access to properties, books and records of the Issuer or any subsidiary of the Issuer or for a list of the shareholders of the Issuer; and (b) not requisition or join in any requisition of any meeting of securityholders without the prior written consent of the Offeror, or vote or cause to be voted any of the Common Shares currently owned or controlled by such Locked-Up Shareholder or issuable upon exercise of Options by such Locked-Up Shareholder in respect of any proposed action by the Issuer or its shareholders or affiliates or any other person or group in a manner which might reasonably be regarded as likely to prevent or delay the completion of the Offer or have a material adverse effect in respect of the Issuer.
     The Offeror has confirmed in the Lock-Up Agreements that it will make the Offer, or will cause the Offer to be made, in accordance with the terms and subject to the conditions in the Support Agreement. The Lock-Up Agreement may be terminated in respect of a Locked-Up Shareholder by written agreement of the Offeror and such Locked-Up Shareholder. The Lock-Up Agreement may also be terminated by the Offeror in respect of a Locked-Up Shareholder, subject to certain conditions, upon written notice if: (a) any Locked-Up Shareholder has not complied in any material respect with its covenants contained in the Lock-Up Agreement and such non-compliance is not curable or, if curable, is not cured by the earlier of the date that is five business days from the date of written notice of such breach and the business day prior to the expiry date of the Offer; (b) any representation or warranty of any Locked-Up Shareholder under the Lock-Up Agreement is untrue or incorrect in any material respect; (c) the Support Agreement has been terminated in accordance with its terms; or (d) any condition of the Offer is not satisfied or waived by the Offeror at or prior to the expiry time of the Offer.
     The Lock-Up Agreement may be terminated by a Locked-Up Shareholder, subject to certain conditions, upon written notice if: (a) the Offeror has not made the Offer by 11:59 p.m. (Vancouver time) on February 1, 2010 (subject to extension in certain circumstances); (b) the

Offer shall have expired or shall have been withdrawn in accordance with its terms; (c) the Offeror has not complied in any material respect with any covenant contained in the Lock-Up Agreement or if any representation or warranty of the Offeror herein is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy would reasonably be expected to prevent the completion of the Offer and is not curable or, if curable, is not cured by the earlier of the date that is five business days from the date of written notice of such breach and the business day prior to the expiry date of the Offer; (d) the Offer has been made and the Offeror has not taken up and paid for all Common Shares deposited under the Offer when required to do so in accordance with applicable law; or (e) the Support Agreement is terminated in accordance with its terms. Any termination of a Lock-Up Agreement by a Locked-Up Shareholder will only be effective with respect to such Locked-Up Shareholder.
     Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire Common Shares or securities convertible or exchangeable for Common Shares, dispose of Common Shares which it has acquired. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. Except as described herein, neither the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons has any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a). To the Reporting Persons’ knowledge, any of the Schedule I Persons may make the same evaluation and reserve the same rights.
     The foregoing summaries of the Support Agreement, the Offer and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of the Support Agreement and the Form of Lock-Up Agreement attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, which are incorporated herein by reference.
Item 5.     Interest in Securities of the Issuer
(a) and (b)	As of January 7, 2010, the Reporting Persons did not own any Common Shares. However, as of January 7, 2010, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), 9,429,541 Common Shares (including 2,005,000 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of December 28, 2009 through the exercise of Options held by the Locked-Up Shareholders), representing approximately 14.8% of the outstanding Common Shares as represented in the Support Agreement. Accordingly, the percentage of issued outstanding Common Shares that may be beneficially owned by the Reporting Persons is approximately 14.8%. The beneficial ownership of the 9,429,541 Common Shares referred to above that are subject to the Lock-Up Agreements is expressly disclaimed by each of the Reporting Persons.

(c)	Except as set forth in Item 4, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has beneficial ownership of, or has effected any transaction during the past 60 days in, any Common Shares.
(d)	Other than the Locked-Up Shareholders identified in Item 4 pursuant to the Lock-Up Agreements, to the best of Reporting Persons’ knowledge as of the date hereof, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Shares referred to in this Item 5.
(e)	Not applicable.
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     As reported in Item 4, on December 28, 2009, the Offeror entered into Lock-Up Agreements with the Locked-Up Shareholders and Tongling, CRCC and the Offeror entered into the Support Agreement with the Issuer. The information set forth in Items 3 and 4 hereof is incorporated by reference.
Item 7.     Material to be Filed as Exhibits

Exhibit
No.	Exhibits Name
99.1.
Joint Filing Agreement, dated January 7, 2010, by and among Tongling Nonferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited and CRCC-Tongguan Investment Co., Ltd. to the filing of a joint statement on Schedule 13D.

99.2.
Support Agreement, dated December 28, 2009, by and among Tongling Non-Ferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited, CRCC-Tongguan Investment Co., Ltd. and Corriente Resources Inc.

99.3.	Form of Lock-Up Agreement.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 7, 2010

TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.
By:	/s/ Dongqing LI
	Name:	Dongqing LI
	Title:	Chief Engineer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 7, 2010

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
By:	/s/ Zhiliang ZHOU
	Name:	Zhiliang ZHOU
	Title:	Company Vice President

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 7, 2010

CRCC-TONGGUAN INVESTMENT CO., LTD.
By:	/s/ Shouhua JIN
	Name:	Shouhua JIN
	Title:	Chairman

EXHIBIT INDEX

Exhibit
No.	Exhibits Name
99.1.
Joint Filing Agreement, dated January 7, 2010, by and among Tongling Nonferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited and CRCC-Tongguan Investment Co., Ltd. to the filing of a joint statement on Schedule 13D.

99.2.
Support Agreement, dated December 28, 2009, by and among Tongling Non-Ferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited, CRCC-Tongguan Investment Co., Ltd. and Corriente Resources Inc.

99.3.	Form of Lock-Up Agreement.

Schedule I
DIRECTORS AND EXECUTIVE OFFICERS OF
TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.
(“TONGLING”)
The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address for each member of Tongling’s board of directors and each executive officer of Tongling is set forth below. Tongling is directly owned by the Chinese state-owned Assets Supervision and Administration Commission of Anhui Province, which is directly under the control of the Anhui Provincial Government of the People’s Republic of China. Unless otherwise indicated, all of the persons listed below are citizens of the People’s Republic of China. If no principal business address is given below, the address is Changjiang West Road, Tongling 244001, Anhui Province, People’s Republic of China.

Principal
		Country of	Principal	business
Name	Title	citizenship	occupation	address
Jianghong WEI	Chairman and CEO		Chairman and CEO of Tongling
Guotai FANG	Vice Chairman		Vice Chairman of Tongling
Wu SHAO	Director and Standing Vice President		Director and Standing Vice President of Tongling
Renfa WANG	Director		Director of Tongling
Xiaowei WU	Director		Director of Tongling
Huadong GONG	Director and Vice President		Director and Vice President of Tongling
Keming LIANG	Director and Vice President		Director and Vice President of Tongling
Mingyong CHEN	Director and Vice President		Director and Vice President of Tongling
Libao WANG	Director and Chief Accountant		Director and Chief Accountant of Tongling
Dongqing LI	Chief Engineer		Chief Engineer of Tongling

DIRECTORS AND EXECUTIVE OFFICERS OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
(“CRCC”)
The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address for each member of CRCC’s board of directors and each executive officer of CRCC is set forth below. CRCC is indirectly controlled by the Chinese state-owned Assets Supervision and Administration Commission, which is directly under the State Council of the People’s Republic of China. Unless otherwise indicated, all of the persons listed below are citizens of the People’s Republic of China. If no principal business address is given below, the address is No. 40, Fuxing Road, Beijing 100855, People’s Republic of China.

Principal
		Country of	Principal	business
Name	Title	citizenship	occupation	address
Guorui LI	Chairman and non-executive director		Chairman and non-executive director of CRCC
Yuanchen DING	Vice chairman and executive director		Vice chairman and executive director of CRCC
Guangfa ZHAO	Executive director and company president		Executive director and company president of CRCC
Jingui HUO	Non-executive director		Non-executive director of CRCC
Mingxian ZHU	Non-executive director		Non-executive director of CRCC
Kecheng LI	Independent non-executive director		Independent non-executive director of CRCC
Guangjie ZHAO	Independent non-executive director		Independent non-executive director of CRCC
Taishi WU	Independent non-executive director		Independent non-executive director of CRCC
Waifung NGAI	Independent non-executive director		Independent non-executive director of CRCC

Principal
		Country of	Principal	business
Name	Title	citizenship	occupation	address
Shugui PENG	Chairman of the Supervisor Committee and company supervisor		Chairman of the Supervisor Committee and company supervisor of CRCC
Shaojun HUANG	Company supervisor		Company supervisor of CRCC
Zhenyi HU	Company vice president and chief economist		Company vice president and chief economist of CRCC
Fengli YU	Company supervisor		Company supervisor of CRCC
Guobin XIA	Company vice president and chief engineer		Company vice president and chief engineer of CRCC
De FAN	Company vice president		Company vice president of CRCC
Zhiliang ZHOU	Company vice president		Company vice president of CRCC
Shangbiao ZHUANG	Company vice president, chief financial officer and chief legal advisor		Company vice president, chief financial officer and chief legal advisor of CRCC
Zongyan ZHANG	Company vice president		Company vice president of CRCC
Ruchen LIU	Company vice president		Company vice president of CRCC
Tingzhu LI	Secretary to the board of directors		Secretary to the board of directors of CRCC
Chun Biu LAW	Qualified accountant and joint company secretary	Hong Kong	Joint company secretary of CRCC

DIRECTORS AND EXECUTIVE OFFICERS OF
CRCC—TONGGUAN INVESTMENT CO., LTD.
(“OFFEROR”)
The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address for each member of the Offeror’s board of directors and each executive officer of the Offeror is set forth below. The Offeror is jointly owned by Tongling and CRCC. Each of Tongling and CRCC directly owns 50% of the Offeror’s equity. Unless otherwise indicated, all of the persons listed below are citizens of the People’s Republic of China. If no principal business address is given below, the address is No. 40, Fuxing Road, Beijing 100855, People’s Republic of China.

Principal
		Country of	Principal	business
Name	Title	citizenship	occupation	address
Shouhua JIN	Chairman and Director		Head of Capital Operations Department of CRCC
Dongqing LI	Director and CEO		Chief engineer of Tongling	Changjiang West Road, Tongling 244001, Anhui Province, People’s Republic of China
Xingxi YU	Director		Head of Finance Department of CRCC
Guobin HU	Director		Deputy head of International Cooperation Department of Tongling	Changjiang West Road, Tongling 244001, Anhui Province, People’s Republic of China
Zhaoqi WANG	CFO		Chief of Property Rights Division of Finance Department of CRCC